UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*
Sungy Mobile Limited
(Name of Issuer)
Class B Ordinary Shares, Par Value $0.0001 Per Share (“Class B Ordinary Shares”)
(Title of Class of Securities)
86737M1001
(CUSIP Number)
December 31, 2013
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 This CUSIP number applies to the Issuer’s ADSs.

CUSIP No.	86737M100
1.		Names of Reporting Persons IDG-Accel China Growth Fund L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 14,729,964 Class B Ordinary Shares (1)
	6.	Shared Voting Power 3,010,129 Class B Ordinary Shares (2)
	7.	Sole Dispositive Power 14,729,964 Class B Ordinary Shares (1)
	8.	Shared Dispositive Power 3,010,129 Class B Ordinary Shares (2)
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 17,740,093 Class B Ordinary Shares
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.		Percent of Class Represented by Amount in Row (9) 9.1%(3)
12.		Type of Reporting Person (See Instructions) PN

(1) By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG-Accel China Growth Fund Associates L.P., IDG-Accel China Growth Fund GP Associates Ltd., Chi Sing Ho and Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these securities.

(2) IDG-Accel China Growth Fund-A L.P. is the record owner of these securities. The Reporting Person and IDG-Accel China Growth Fund-A L.P. have the same ultimate general partner, IDG-Accel China Growth Fund GP Associates Ltd.  By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG-Accel China Growth Fund-A L.P. and thus share voting and dispositive power with respect to these securities.

(3) Based upon 194,130,858 ordinary shares immediately after the Issuer’s initial public offering, according to the prospectus filed by the Issuer pursuant to Rule 424(b)(4) on November 22, 2013.

CUSIP No.	86737M100
1.	Names of Reporting Persons IDG-Accel China Growth Fund-A L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 3,010,129 Class B Ordinary Shares(1)
	6.	Shared Voting Power 14,729,964 Class B Ordinary Shares(2)
	7.	Sole Dispositive Power 3,010,129 Class B Ordinary Shares(1)
	8.	Shared Dispositive Power 14,729,964 Class B Ordinary Shares(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,740,093 Class B Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.1%(3)
12.	Type of Reporting Person (See Instructions) PN

(1) By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG-Accel China Growth Fund Associates L.P., IDG-Accel China Growth Fund GP Associates Ltd., Chi Sing Ho and Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these securities.

(2) IDG-Accel China Growth Fund L.P. is the record owner of these securities. The Reporting Person and IDG-Accel China Growth Fund L.P. have the same ultimate general partner, IDG-Accel China Growth Fund GP Associates Ltd.  By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG-Accel China Growth Fund L.P. and thus share voting and dispositive power with respect to these securities.

(3) Based upon 194,130,858 ordinary shares immediately after the Issuer’s initial public offering, according to the prospectus filed by the Issuer pursuant to Rule 424(b)(4) on November 22, 2013.

CUSIP No.	86737M100
1.	Names of Reporting Persons IDG-Accel China Growth Fund Associates L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 17,740,093 Class B Ordinary Shares(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 17,740,093 Class B Ordinary Shares(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,740,093 Class B Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.1%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) Including 14,729,964 Class B Ordinary Shares of which the record owner is IDG-Accel China Growth Fund L.P. and 3,010,129 Class B Ordinary Shares of which the record owner is IDG-Accel China Growth Fund-A L.P.  By virtue of being the general partner of both record owners, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these securities.

(2) Based upon 194,130,858 ordinary shares immediately after the Issuer’s initial public offering, according to the prospectus filed by the Issuer pursuant to Rule 424(b)(4) on November 22, 2013.

CUSIP No.	86737M100
1.	Names of Reporting Persons IDG-Accel China Growth Fund GP Associates Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 17,740,093 Class B Ordinary Shares(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 17,740,093 Class B Ordinary Shares(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,740,093 Class B Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.1%(2)
12.	Type of Reporting Person (See Instructions) CO

(1) Including 14,729,964 Class B Ordinary Shares of which the record owner is IDG-Accel China Growth Fund L.P. and 3,010,129 Class B Ordinary Shares of which the record owner is IDG-Accel China Growth Fund-A L.P.  By virtue of being the ultimate general partner of both record owners, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these securities.

(2) Based upon 194,130,858 ordinary shares immediately after the Issuer’s initial public offering, according to the prospectus filed by the Issuer pursuant to Rule 424(b)(4) on November 22, 2013.

CUSIP No.	86737M100
1.	Names of Reporting Persons IDG-Accel China Investors L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1,372,235 Class B Ordinary Shares(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,372,235 Class B Ordinary Shares(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,372,235 Class B Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.7%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG-Accel China Investors Associates Ltd., Chi Sing Ho and Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these securities.

(2) Based upon 194,130,858 ordinary shares immediately after the Issuer’s initial public offering, according to the prospectus filed by the Issuer pursuant to Rule 424(b)(4) on November 22, 2013.

CUSIP No.	86737M100
1.	Names of Reporting Persons IDG-Accel China Investors Associates Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1,372,235 Class B Ordinary Shares(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,372,235 Class B Ordinary Shares(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,372,235 Class B Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.7%(2)
12.	Type of Reporting Person (See Instructions) CO

(1) The record owner of these securities is IDG-Accel China Investors L.P.  By virtue of being the general partner of such record owner, the Reporting Person may also be deemed to have sole voting and dispositive power with respect to these securities.

(2) Based upon 194,130,858 ordinary shares immediately after the Issuer’s initial public offering, according to the prospectus filed by the Issuer pursuant to Rule 424(b)(4) on November 22, 2013.

CUSIP No.	86737M100
1.	Names of Reporting Persons IDG Technology Venture Investment III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 21,428,600 Class B Ordinary Shares(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 21,428,600 Class B Ordinary Shares(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,428,600 Class B Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.0%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG Technology Venture Investment III, LLC, Chi Sing Ho and Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these securities.

(2) Based upon 194,130,858 ordinary shares immediately after the Issuer’s initial public offering, according to the prospectus filed by the Issuer pursuant to Rule 424(b)(4) on November 22, 2013.

CUSIP No.	86737M100
1.	Names of Reporting Persons IDG Technology Venture Investment III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 21,428,600 Class B Ordinary Shares(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 21,428,600 Class B Ordinary Shares(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,428,600 Class B Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.0%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) The record owner of these securities is IDG Technology Venture Investment III, L.P.  By virtue of being the general partner of such record owner, the Reporting Person may also be deemed to have sole voting and dispositive power with respect to these securities.

(2) Based upon 194,130,858 ordinary shares immediately after the Issuer’s initial public offering, according to the prospectus filed by the Issuer pursuant to Rule 424(b)(4) on November 22, 2013.

CUSIP No.	86737M100
1.	Names of Reporting Persons Quan Zhou
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 40,540,928 Class B Ordinary Shares(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 40,540,928 Class B Ordinary Shares(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,540,928 Class B Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.8%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Including 14,729,964 Class B Ordinary Shares of which the record owner is IDG-Accel China Growth Fund L.P., 3,010,129 Class B Ordinary Shares of which the record owner is IDG-Accel China Growth Fund-A L.P., 1,372,235 Class B Ordinary Shares of which the record owner is IDG-Accel China Investors L.P. and 21,428,600 Class B Ordinary Shares of which the record owner is IDG Technology Venture Investment III, L.P. The ultimate general partner of IDG-Accel China Growth Fund L.P. and IDG-Accel China Growth Fund-A L.P. is IDG-Accel China Growth Fund GP Associates Ltd., of which the Reporting Person and Chi Sing Ho are directors.  The general partner of IDG-Accel China Investors L.P. is IDG-Accel China Investors Associates Ltd., of which the Reporting Person and Chi Sing Ho are directors.  The general partner of IDG Technology Venture Investment III, L.P. is IDG Technology Venture Investment III, LLC, of which the Reporting Person and Chi Sing Ho are managing members. By virtue of acting together with Chi Sing Ho to direct the management and operations of IDG-Accel China Growth Fund GP Associates Ltd.,  IDG-Accel China Investors Associates Ltd. and IDG Technology Venture Investment III, LLC, the Reporting Person may be deemed to have shared voting and dispositive power with respect to all these securities.

(2) Based upon 194,130,858 ordinary shares immediately after the Issuer’s initial public offering, according to the prospectus filed by the Issuer pursuant to Rule 424(b)(4) on November 22, 2013.

CUSIP No.	86737M100
1.	Names of Reporting Persons Chi Sing Ho
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 40,540,928 Class B Ordinary Shares (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 40,540,928 Class B Ordinary Shares (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,540,928 Class B Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.8%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Including 14,729,964 Class B Ordinary Shares of which the record owner is IDG-Accel China Growth Fund L.P., 3,010,129 Class B Ordinary Shares of which the record owner is IDG-Accel China Growth Fund-A L.P., 1,372,235 Class B Ordinary Shares of which the record owner is IDG-Accel China Investors L.P. and 21,428,600 Class B Ordinary Shares of which the record owner is IDG Technology Venture Investment III, L.P.  The ultimate general partner of IDG-Accel China Growth Fund L.P. and IDG-Accel China Growth Fund-A L.P. is IDG-Accel China Growth Fund GP Associates Ltd., of which the Reporting Person and Quan Zhou are directors.  The general partner of IDG-Accel China Investors L.P. is IDG-Accel China Investors Associates Ltd., of which the Reporting Person and Quan Zhou are directors.  The general partner of IDG Technology Venture Investment III, L.P. is IDG Technology Venture Investment III, LLC, of which the Reporting Person and Quan Zhou are managing members. By virtue of acting together with Quan Zhou to direct the management and operations of IDG-Accel China Growth Fund GP Associates Ltd.,  IDG-Accel China Investors Associates Ltd. and IDG Technology Venture Investment III, LLC, the Reporting Person may be deemed to have shared voting and dispositive power with respect to all these securities.

(2) Based upon 194,130,858 ordinary shares immediately after the Issuer’s initial public offering, according to the prospectus filed by the Issuer pursuant to Rule 424(b)(4) on November 22, 2013.

 Item 1(a).  Name of Issuer

Sungy Mobile Limited

Item 1(b).  Address of Issuer’s Principal Executive Offices

Floor 17, Tower A, China International Center
No. 33 Zhongshan 3rd Road
Yuexiu District, Guangzhou 510055
People’s Republic of China

Item 2(a).  Name of Persons Filing

1.	IDG-Accel China Growth Fund L.P.
2.	IDG-Accel China Growth Fund-A L.P.
3.	IDG-Accel China Growth Fund Associates L.P.
4.	IDG-Accel China Growth Fund GP Associates Ltd.
5.	IDG-Accel China Investors L.P.
6.	IDG-Accel China Investors Associates Ltd.
7.	IDG Technology Venture Investment III, L.P.
8.	IDG Technology Venture Investment III, LLC
9.	Quan Zhou
10.	Chi Sing Ho

The above persons have agreed that this statement may be filed by IDG-Accel China Growth Fund L.P. (“IDG Fund LP”), IDG-Accel China Growth Fund-A L.P. (“IDG Fund-A LP”), IDG-Accel China Investors L.P. (“IDG Investors LP”) and IDG Technology Venture Investment III, L.P. (“IDG Investment LP”) on behalf of all of them jointly pursuant to Rule 13d-1(k).  A copy of such agreement is attached as an exhibit to this statement.

Each of IDG Fund LP and IDG Fund-A LP is a limited partnership organized under the laws of the Cayman Islands.  The general partner of both IDG Fund LP and IDG Fund-A LP is IDG-Accel China Growth Fund Associates L.P. (“IDG Associates LP”), a limited partnership organized under the laws of the Cayman Islands.  The general partner of IDG Associates LP is IDG-Accel China Growth Fund GP Associates Ltd. (“IDG GP”), a limited liability company incorporated under the laws of the Cayman Islands.  IDG Investors LP is a limited partnership organized under the laws of the Cayman Islands.  The general partner of IDG Investors LP is IDG-Accel China Investors Associates Ltd. (“IDG Investors GP”), a limited liability company incorporated under the laws of the Cayman Islands. IDG Investment LP is a limited partnership organized under the laws of the State of Delaware. The general partner of IDG Investment LP is IDG Technology Venture Investment III, LLC (“IDG Investment LLC”), a limited liability partnership organized under the laws of the State of Delaware.The directors of IDG GP are Chi Sing Ho and Quan Zhou.  The directors of IDG Investors GP are Chi Sing Ho and Quan Zhou. The managing members of IDG Investment LLC are Chi Sing Ho and Quan Zhou.

Item 2(b).  Address of Principal Business Office or, If None, Residence

For all reporting persons:

c/o IDG Capital Management (HK) Limited
Unit 5505, The Centre
99 Queen’s Road Central
Hong Kong

Item 2(c).  Citizenship

Quan Zhou is a citizen of the United States of America. Chi Sing Ho is a citizen of Canada. IDG Fund LP, IDG Fund-A LP, IDG Associates LP, IDG GP, IDG Investors LP and IDG Investors GP are each organized under the laws of the Cayman Islands. IDG Investment LP and IDG Investment LLC are each organized under the laws of the State of Delaware.

Item 2(d).  Title of Class of Securities

Class B Ordinary shares, par value $ 0.0001 per share (“Class B Ordinary Shares”).

Item 2(e).  CUSIP Number

86737M100 (ADSs)

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution: ____.

Item 4.  Ownership.

The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.

Item 5.  Ownership of Five Percent or Less of a Class.

N/A.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

 N/A.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A.

Item 8.  Identification and Classification of Members of the Group.

N/A.

Item 9.  Notice of Dissolution of Group.

N/A.

Item 10.  Certifications.

N/A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2014

IDG-ACCEL CHINA GROWTH FUND L.P. By: IDG-Accel China Growth Fund Associates L.P., its General Partner By: IDG-Accel China Growth Fund GP Associates Ltd., its General Partner
By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND-A L.P. By: IDG-Accel China Growth Fund Associates L.P., its General Partner By: IDG-Accel China Growth Fund GP Associates Ltd., its General Partner
By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG-ACCEL CHINA INVESTORS L.P. By: IDG-Accel China Investors Associates Ltd., its General Partner

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG Technology Venture Investment III L.P. By: IDG Technology Venture Investment III LLC, its General Partner
By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

Joint Filing Agreement

We, the undersigned, hereby agree that the Statement on Schedule 13G in connection with the securities of Sungy Mobile Limited to which this Agreement is an Exhibit, and any amendment thereafter signed by each of the undersigned, may be filed by IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P., IDG-Accel China Investors L.P. and  IDG Technology Venture Investment III L.P. on behalf of each of the undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 12, 2014

IDG-ACCEL CHINA GROWTH FUND L.P. By: IDG-Accel China Growth Fund Associates L.P., its General Partner By: IDG-Accel China Growth Fund GP Associates Ltd., its General Partner
By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND-A L.P. By: IDG-Accel China Growth Fund Associates L.P., its General Partner By: IDG-Accel China Growth Fund GP Associates Ltd., its General Partner
By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG-ACCEL CHINA INVESTORS L.P. By: IDG-Accel China Investors Associates Ltd., its General Partner
By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND ASSOCIATES L.P. By: IDG-Accel China Growth Fund GP Associates Ltd., its General Partner
By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND GP ASSOCIATES LTD.
By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG-ACCEL CHINA INVESTORS ASSOCIATES LTD.
By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG TECHNOLOGY VENTURE INVESTMENT III L.P. By: IDG Technology Venture Investment III LLC, its General Partner
By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG TECHNOLOGY VENTURE INVESTMENT III LLC
By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

QUAN ZHOU
By:	/s/ Quan ZHOU

CHI SING HO
By:	/s/ Chi Sing Ho